Filed pursuant to Rule 433

Registration No. 333-234713

Issuer Free Writing Prospectus dated October 25, 2021

Relating to Preliminary Prospectus Supplement dated October 25, 2021

Pricing Term Sheet

$650,000,000 1.800% Senior Notes due 2026

Issuer:	SVB Financial Group

Ranking:	Senior Notes

Principal Amount:	$650,000,000

Coupon:	1.800%

Yield to Maturity:	1.826%

Price to Public:	99.876% of face amount, plus accrued interest, if any, from October 28, 2021

Expected Ratings:	A3 (S) / BBB (Pos) (Moody’s / S&P)(*)

Pricing Date:	October 25, 2021

Settlement Date:	October 28, 2021 (T+3)(**)

Maturity Date:	October 28, 2026

Interest Payment Dates:	April 28 and October 28 of each year, beginning April 28, 2022

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Reference Benchmark:	0.875% due September 30, 2026

Benchmark Price / Yield:	98-18 / 1.176%

Spread to Benchmark:	65 basis points

Make-Whole Call:	At any time prior to September 28, 2026, the issuer may, at its option, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the notes at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed as if the maturity date was September 28, 2026 (which present values are determined based on the applicable adjusted treasury rate plus 10 basis points), plus, in each case, accrued interest to, but excluding, the redemption date

Par Call:	At any time on or after September 28, 2026, the issuer may, at its option, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to, but excluding, the redemption date

CUSIP / ISIN:	78486Q AL5/US78486QAL59

Sole Book-Running Manager:	BofA Securities, Inc.

Co-Manager:	SVB Leerink LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day prior to the delivery of the notes hereunder may be required, by virtue of the fact that the notes initially will settle on the third business day following the pricing date (T+3), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, the preliminary prospectus supplement and, when available, the final prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322 (toll-free).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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